Filed pursuant to Rule 424(b)(3)
Under the Securities Act of 1933, as amended
Registration No. 333-192737

PROSPECTUS SUPPLEMENT NO. 1

TO THE PROSPECTUS DATED JANUARY 24, 2014

SPHERIX INCORPORATED

2,302,615 Shares of Common Stock

 This Prospectus Supplement No. 1 updates, amends and supplements our Prospectus dated January 24, 2014.

            We have attached to this Prospectus Supplement No. 1 updated Risk Factors related to the patent monetization business of Spherix Incorporated.  The attached information updates, amends and supplements our Prospectus dated January 24, 2014.

This Prospectus Supplement No. 1 should be read in conjunction with the Prospectus.  To the extent information in this Prospectus Supplement No. 1 differs from, updates or conflicts with information contained in the Prospectus, the information in this Prospectus Supplement No. 1 is the more current information.

Investing in our common stock involves a high degree of risk.  You should review carefully the “Risk Factors” beginning on page 4 of the Prospectus dated January 24, 2014, as updated by this Prospectus Supplement No. 1, for a discussion of certain risks that you should consider.

 Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 19, 2014.

Risks Relating to the Company

Because we have a limited operating history to evaluate our company, the likelihood of our success must be considered in light of the problems, expenses, difficulties, complications and delay frequently encountered by an early-stage company.

Since we have a limited operating history in our current business of patent licensing and monetization it will make it difficult for investors and securities analysts to evaluate our business and prospects. You must consider our prospects in light of the risks, expenses and difficulties we face as an early stage company with a limited operating history. Investors should evaluate an investment in our company in light of the uncertainties encountered by early-stage companies in an intensely competitive industry and in which the potential licenses and/or defendants from which the Company seeks to obtain recoveries are largely well capitalized companies with resources (financial and otherwise) significantly greater than the Company's. There can be no assurance that our efforts will be successful or that we will be able to become profitable.

We have sustained losses in the past and we may sustain losses in the foreseeable future.

We have incurred losses from operations in prior years, including 2013 and 2012.  Our loss from continuing operations for the year ended December 31, 2012 was $2.9 million and our net loss was $3.9 million for the year ended December 31, 2012.  The Company’s accumulated deficit was $35.3 million at December 31, 2012.  Our loss from continuing operations for the nine month period ended September 30, 2013 was $9.3 million and the Company’s accumulated deficit was $49.1 million at September 30, 2013.   We may sustain losses in the foreseeable future and never be profitable.

Because we expect to need additional capital to fund our growing operations, we may not be able to obtain sufficient capital and may be forced to limit the scope of our operations.

We expect that as our business continues to grow we will need additional working capital.   If adequate additional debt and/or equity financing is not available on reasonable terms or at all, we may not be able to continue to expand our business, and we will have to modify our business plans accordingly. These factors would have a material and adverse effect on our future operating results and our financial condition.

If we reach a point where we are unable to raise needed additional funds to continue as a going concern, we will be forced to cease our activities and dissolve the Company.  In such an event, we will need to satisfy various creditors and other claimants, severance, lease termination and other dissolution-related obligations.

The focus of our business is to monetize intellectual property, including through licensing and enforcement. We may not be able to successfully monetize the patents which we acquire and thus may fail to realize all of the anticipated benefits of such acquisition.

We acquired our patents and patent applications during 2013 in three transactions which significantly changed the focus of our business and operations.  We currently own several hundred patent assets and although we may seek to commercialize and develop products, alone or with others, there is no assurance that we will be able to successfully commercialize or develop products and such commercialization and development is not a core focus of our business.  There is significant risk involved in connection with our activities in which we acquire and seek to monetize the patent portfolios that we acquired from Rockstar and North South.  Our new business would commonly be referred to as an NPE model (or “non-practicing entity”) since we do not currently commercialize or develop products under the recently acquired patents.  We have no prior experience as an NPE.  The acquisition of the patents and an NPE business model could fail to produce anticipated benefits, or could have other adverse effects that we do not currently foresee. Failure to successfully monetize our patent assets or to operate an NPE business may have a material adverse effect on our business, financial condition and results of operations.

In addition, the acquisition of patent portfolios is subject to a number of risks, including, but not limited to the following:

●
There is a significant time lag between acquiring a patent portfolio and recognizing revenue from those patent assets. During that time lag, material costs are likely to be incurred that would have a negative effect on our results of operations, cash flows and financial position; and

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The integration of a patent portfolio will be a time consuming and expensive process that may disrupt our operations. If our integration efforts are not successful, our results of operations could be harmed. In addition, we may not achieve anticipated synergies or other benefits from such acquisition.

Therefore, there is no assurance that the monetization of the patent portfolios we acquire will be successful, will occur timely or in a timeframe that is capable of prediction or will generate enough revenue to recoup our investment.

We will be initially reliant exclusively on the patent assets we acquired from North South and Rockstar. If we are unable to commercialize, license or otherwise monetize such assets and generate revenue and profit through those assets or by other means, there is a significant risk that our business will fail.

If our efforts to generate revenue from our patent portfolios acquired from Rockstar and North South fail, we will have incurred significant losses.  We may not seek and may be unable to acquire additional assets and therefore may be wholly reliant on our present portfolios for revenue. If we are unable to generate revenue from our current assets and fail to acquire any additional assets, our business will likely fail.

In connection with our business, we may commence legal proceedings against certain companies whose size and resources could be substantially greater than ours; we expect such litigation to be time-consuming, lengthy and costly which may adversely affect our financial condition and our ability to survive or operate our business, even if the patents are valid and the cases we bring have merit.

To license or otherwise monetize our patent assets, we may be required to commence legal proceedings against certain large and well established and well capitalized  companies. We may allege that such companies infringe on one or more of our patents. Our viability could be highly dependent on the outcome of this litigation, and there is a risk that we may be unable to achieve the results we desire from such litigation.  The defendants in litigation brought by us are likely to be much larger than us and have substantially more resources than we do, which would make success of our litigation efforts subject to factors other than the validity of our patents or infringement claims asserted.  The inability to successfully enforce our patents against larger more well capitalized companies would result in realization through settlement or election to not pursue certain infringers, or less value from our patents, and could result in substantially less revenue realized from infringements and lower settlement values.

We anticipate that legal proceedings against infringers of our patents may continue for several years and may require significant expenditures for legal fees and other expenses. Disputes regarding the assertion of patents and other intellectual property rights are highly complex and technical. In addition, courts and the laws are constantly changing in a manner that could make more costly the fees and expenses for pursuing infringers, and also could result in our assumption of legal fees of defendants if we are unsuccessful.  Once initiated, we may be forced to litigate against others to enforce or defend our intellectual property rights or to determine the validity and scope of other parties’ proprietary rights. The defendants or other third parties involved in the lawsuits in which we are involved may allege defenses and/or file counterclaims in an effort to avoid or limit liability and damages for patent infringement. Potential defendants could challenge our patents and our actions by commencing actions seeking declaratory judgments declaring our patents invalid, not infringed, or for improper or unlawful activities.  If such defenses or counterclaims are successful, they may preclude our ability to derive licensing revenue from the patents. A negative outcome of any such litigation, or one or more claims contained within any such litigation, could materially and adversely impact our business. Additionally, we anticipate that our legal fees and other expenses will be material and will negatively impact our financial condition and results of operations and may result in our inability to continue our business.

We are the subject of litigation and, due to the nature of our business, may be the target of future legal proceedings that could have an adverse effect on our business and our ability to monetize our patents.

On January 17, 2014, an action was filed by several cable operators in the United States District Court for the District of Delaware (No. 1:99-mc-09999) against Rockstar, Bockstar Technologies LLC, Constellation Technologies LLC and the Company (collectively, the "Defendants").  The complaint (the "Complaint") was filed by Charter Communications, Inc., WideOpenWest  Finance, LLC a/k/a WOW! Internet Cable & Phone, Knology, Inc., Cequel Communications, LLC d/b/a Suddenlink Communications and Cable one, Inc ("Plaintiffs"). Plaintiffs are in the communications, cable and/or wireline industries and allege that Rockstar has accused the Plaintiffs of practicing various communication and networking technologies (including many well-established technical standards), related to those industries. The complaint states that in many instances such technical standards are designed into the equipment Plaintiffs purchase from vendors, and must be implemented to interoperate with other communications providers and their end user customers. Rockstar owns (and since December 31, 2013, we own) patents alleged to be infringed by Plaintiffs activities.  The relief sought against us is principally for a declaratory judgment that Plaintiffs do not infringe the patents, requiring that the Plaintiffs be granted a patent license, that we have misused the patents and we and the other defendants have waived and are estopped from enforcing the patents in the marketplace, that we are liable to Plaintiffs for entering into an illegal conspiracy, and assessing corresponding damages, for direct and consequential damages, attorney’s fees and costs.

If such action were successful, the Company could be ordered to grant a license to Charter, the license rate could be lower than that which the Company would pursue if it had commenced an action against Charter, or the patents involved could be declared non infringed or invalid. The Company may become subject to similar actions in the future which will be costly and time consuming to defend, the outcome of which are uncertain.

We may seek to internally develop additional new inventions and intellectual property, which would take time and be costly. Moreover, the failure to obtain or maintain intellectual property rights for such inventions would lead to the loss of our investments in such activities.

Part of our business may include the internal development of new inventions or intellectual property that we will seek to monetize. However, this aspect of our business would likely require significant capital and would take time to achieve. Such activities could also distract our management team from its present business initiatives, which could have a material and adverse effect on our business. There is also the risk that our initiatives in this regard would not yield any viable new inventions or technology, which would lead to a loss of our investments in time and resources in such activities.

In addition, even if we are able to internally develop new inventions, in order for those inventions to be viable and to compete effectively, we would need to develop and maintain, and we would heavily rely upon, a proprietary position with respect to such inventions and intellectual property. However, there are significant risks associated with any such intellectual property we may develop principally including the following:

●	patent applications we may file may not result in issued patents or may take longer than we expect to result in issued patents;
●	we may be subject to interference proceedings;
●	we may be subject to opposition proceedings in the U.S. or foreign countries;
●	any patents that are issued to us may not provide meaningful protection;
●	we may not be able to develop additional proprietary technologies that are patentable;
●	other companies may challenge patents issued to us;
●	other companies may have independently developed and/or patented (or may in the future independently develop and patent) similar or alternative technologies, or duplicate our technologies;
●	other companies may design around technologies we have developed; and
●	enforcement of our patents would be complex, uncertain and very expensive.

We cannot be certain that patents will be issued as a result of any future applications, or that any of our patents, once issued, will provide us with adequate protection from competing products. For example, issued patents may be circumvented or challenged, declared invalid or unenforceable, or narrowed in scope. In addition, since publication of discoveries in scientific or patent literature often lags behind actual discoveries, we cannot be certain that we will be the first to make our additional new inventions or to file patent applications covering those inventions. It is also possible that others may have or may obtain issued patents that could prevent us from commercializing our products or require us to obtain licenses requiring the payment of significant fees or royalties in order to enable us to conduct our business. As to those patents that we may license or otherwise monetize, our rights will depend on maintaining our obligations to the licensor under the applicable license agreement, and we may be unable to do so. Our failure to obtain or maintain intellectual property rights for our inventions would lead to the loss our business.

Moreover, patent application delays could cause delays in recognizing revenue from our internally generated patents and could cause us to miss opportunities to license patents before other competing technologies are developed or introduced into the market.

New legislation, regulations or court rulings related to enforcing patents could harm our new line of business and operating results.

If Congress, the United States Patent and Trademark Office or courts implement new legislation, regulations or rulings that impact the patent enforcement process or the rights of patent holders, these changes could negatively affect our business. For example, limitations on the ability to bring patent enforcement claims, limitations on potential liability for patent infringement, lower evidentiary standards for invalidating patents, increases in the cost to resolve patent disputes and other similar developments could negatively affect our ability to assert our patent or other intellectual property rights.

On September 16, 2011, the Leahy-Smith America Invents Act (the “Leahy-Smith Act”), was signed into law. The Leahy-Smith Act includes a number of significant changes to United States patent law. These changes include provisions that affect the way patent applications will be prosecuted and may also affect patent litigation. The U.S. Patent Office is currently developing regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act recently became effective. Accordingly, it is too early to tell what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business and financial condition.

On February 27, 2013, US Representatives DeFazio and Chaffetz introduced HR845.  In general, the bill known as the SHIELD Act (“Saving High-tech Innovators from Egregious Legal Disputes”), seeks to assess legal fee liability to plaintiffs in patent infringement actions for defendant costs.  In the event that the bill becomes law, the potential obligation to pay the legal fees of defendants in patent disputes could have a material adverse effect on our business or financial condition.

On June 4, 2013, the Obama Administration issued executive actions and legislative recommendations. The legislative measures recommended by the Obama Administration include requiring patentees and patent applicants to disclose the “Real Party-in-Interest”, giving district courts more discretion to award attorney’s fees to the prevailing party, requiring public filing of demand letters such that they are accessible to the public, and protecting consumers against liability for a product being used off-the shelf and solely for its intended use.

The executive actions includes ordering the United States Patent and Trademark Office (the “ USPTO”) to make rules to require the disclosure of the Real Party-in-Interest by requiring patent applicants and owners to regularly update ownership information when they are involved in proceedings before the USPTO (e.g. specifying the “ultimate parent entity”) and requiring the USPTO to train its examiners to better scrutinize functional claims to prevent allowing overly broad claims.

On December 5, 2013, the United States House of Representatives passed a patent reform titled the “Innovation Act” by a vote of 325-91. However, the Senate is still considering the bill. Representative Bob Goodlatte, with bipartisan support, introduced the Innovation Act on October 23, 2013. The Innovation Act, as passed by the House, has a number of major changes. Some of the changes include a heightened pleading requirement for the filing of patent infringement claims. It requires a particularized statement with detailed specificity regarding how each asserted claim term corresponds to the functionality of each accused instrumentality. The Innovation Act, as passed by the House, also includes fee-shifting provisions which provide that, unless the non-prevailing party of a patent infringement litigation positions were objectively reasonable, such non-prevailing party would have to pay the attorney’s fees of the prevailing party.

The Innovation Act also calls for discovery to be limited until after claim construction. The patent infringement plaintiff must also disclose anyone with a financial interest in either the asserted patent or the patentee and must disclose the ultimate parent entity. When a manufacturer and its customers are sued at the same time, the suit against the customer would be stayed as long as the customer agrees to be bound by the results of the case.

It is impossible to determine the extent of the impact of any new laws, regulations or initiatives that may be proposed, or whether any of the proposals will become enacted as laws. Compliance with any new or existing laws or regulations could be difficult and expensive, affect the manner in which we conduct our business and negatively impact our business, prospects, financial condition and results of operations.

Our acquisitions of patent assets may be time consuming, complex and costly, which could adversely affect our operating results.

Acquisitions of patent or other intellectual property assets are critical to our business plan, are often time consuming, complex and costly to consummate. We may elect to not pursue any additional patents while we focus our efforts on monetizing our existing assets.  We may utilize many different transaction structures in our acquisitions and the terms of such acquisition agreements tend to be heavily negotiated. As a result, we expect to incur significant operating expenses and will likely be required to raise capital during the negotiations even if the acquisition is ultimately not consummated, if we determine to acquire additional patents or other assets. Even if we are able to acquire particular patent assets, there is no guarantee that we will generate sufficient revenue related to those patent assets to offset the acquisition costs. While we will seek to conduct confirmatory due diligence on the patent assets we are considering for acquisition, we may acquire patent assets from a seller who does not have complete analysis of infringements or claims, have proper title or ownership to those assets, or otherwise provides us with flawed ownership rights, including invalid or unenforceable assets. In those cases, we may be required to spend significant resources to defend our interest in the patent assets and, if we are not successful, our acquisition may be worthless, in which case we could lose part or all of our investment in the assets.

We may also identify patent or other intellectual property assets that cost more than we are prepared to spend with our own capital resources. We may incur significant costs to organize and negotiate a structured acquisition that does not ultimately result in an acquisition of any patent assets or, if consummated, proves to be unprofitable for us. Acquisitions involving issuance of our securities could be dilutive to existing stockholders and could be at prices lower than those prices reflected in the trading markets.  These higher costs could adversely affect our operating results and, if we incur losses, the value of our securities will decline.

In addition, we may acquire patents and technologies that are in the early stages of adoption. Demand for some of these technologies will likely be untested and may be subject to fluctuation based upon the rate at which our licensees or others adopt our patents and technologies in their products and services. As a result, there can be no assurance as to whether technologies we acquire or develop will have value that can be realized through licensing or other activities.

We have ongoing financial obligations to Rockstar under the terms of the December 2013 acquisition. Our failure to comply with our obligations to Rockstar could have a material adverse effect on the value of our assets, our financial performance and our ability to sustain operations.

In connection with our agreement to acquire Rockstar patents entered on December 31, 2013, the Company and Rockstar entered into a series of agreements which require us to redeem $20 million of stated value of Series I Convertible Preferred Stock in $5 million increments on each of the 6, 12, 18 and 24 months anniversary of the purchase.  We presently have inadequate cash to fund such payments.  In the event that such payments are not timely made, Rockstar may employ certain remedies, including the imposition of interest at a rate of 15% per annum from the closing date on unpaid and unconverted amounts due and after the 12 month anniversary can reduce the redemption obligations through sale or recovery of patents in the acquisition at a value equal to unconverted amounts due which have been pledged as collateral for such obligations.  Rockstar has filed a UCC-1 covering the Company’s redemption obligations and the right to foreclose on the collateral.  The redemption obligation is also required to be satisfied in the event that we engage in certain capital raising transactions (among other instances, where such transactions result in net proceeds to us in excess of $7.5 million) and from recoveries on other assets.  The obligation to utilize capital from financings and from other sources or the loss of patents to Rockstar upon a default could adversely impact our liquidity and financial position.

In certain acquisitions of patent assets, we may seek to defer payment or finance a portion of the acquisition price. This approach may put us at a competitive disadvantage and could result in harm to our business.

We have limited capital and may seek to negotiate acquisitions of patent or other intellectual property assets where we can defer payments or finance a portion of the acquisition price. These types of debt financing or deferred payment arrangements may not be as attractive to sellers of patent assets as receiving the full purchase price for those assets in cash at the closing of the acquisition, and, as a result, we might not compete effectively against other companies in the market for acquiring patent assets, many of whom have greater cash resources than we have. We may also finance our activities by issuance of debt which could require interest and amortization payments which we may not have the ability to repay, in which case we could be in default under the terms of loan agreements.  We may pledge our assets as collateral and if we are in default under our agreements, we could lose our assets through foreclosure or similar processes or become insolvent or bankrupt in which case investors could lose their entire investment.

Any failure to maintain or protect our patent assets or other intellectual property rights could significantly impair our return on investment from such assets and harm our brand, our business and our operating results.

Our ability to operate our new line of business and compete in the intellectual property market largely depends on the superiority, uniqueness and value of our acquired patent assets and other intellectual property. To protect our proprietary rights, we will rely on a combination of patent, trademark, copyright and trade secret laws, confidentiality agreements with our employees and third parties, and protective contractual provisions. No assurances can be given that any of the measures we undertake to protect and maintain our assets will have any measure of success.

We will be required to spend significant time and resources to maintain the effectiveness of our assets by paying maintenance fees and making filings with the USPTO. We may acquire patent assets, including patent applications, which require us to spend resources to prosecute the applications with the USPTO prior to issuance of patents. Further, there is a material risk that patent related claims (such as, for example, infringement claims (and/or claims for indemnification resulting therefrom), unenforceability claims, or invalidity claims) will be asserted or prosecuted against us, and such assertions or prosecutions could materially and adversely affect our business. Regardless of whether any such claims are valid or can be successfully asserted, defending such claims could cause us to incur significant costs and could divert resources away from our other activities.

Despite our efforts to protect our intellectual property rights, any of the following or similar occurrences may reduce the value of our intellectual property:

●	our applications for patents, trademarks and copyrights may not be granted and, if granted, may be challenged or invalidated;
●	issued trademarks, copyrights, or patents may not provide us with any competitive advantages when compared to potentially infringing other properties;
●	our efforts to protect our intellectual property rights may not be effective in preventing misappropriation of our technology; or
●	our efforts may not prevent the development and design by others of products or technologies similar to or competitive with, or superior to those we acquire and/or prosecute.

Moreover, we may not be able to effectively protect our intellectual property rights in certain foreign countries where we may do business or enforce our patents against infringers in foreign countries. If we fail to maintain, defend or prosecute our patent assets properly, the value of those assets would be reduced or eliminated, and our business would be harmed.

Weak global economic conditions may cause infringing parties to delay entering into licensing agreements, which could prolong our litigation and adversely affect our financial condition and operating results.

Our business plan depends significantly on worldwide economic conditions, and the United States and world economies have recently experienced weak economic conditions. Uncertainty about global economic conditions poses a risk as businesses may postpone spending in response to tighter credit, negative financial news and declines in income or asset values. This response could have a material negative effect on the willingness of parties infringing on our assets to enter into licensing or other revenue generating agreements voluntarily. Entering into such agreements is critical to our business plan, and our failure to do so could cause material harm to our business.

If we are not able to protect our intellectual property from unauthorized use, it could diminish the value of our products and services, weaken our competitive position and reduce our revenue.

Our success depends in large part on our intellectual property ownership. In addition, we believe that our trade secrets and non patented technology may be key to identifying and differentiating our products and services from those of our competitors. We may be required to spend significant resources to monitor and police our intellectual property rights. If we fail to successfully enforce our intellectual property rights, the value of our products and services could be diminished and our competitive position may suffer.

We rely on a combination of copyright, trademark and trade secret laws, confidentiality procedures and licensing arrangements to establish and protect our proprietary rights. Third-parties could copy or otherwise obtain and use our property without authorization or develop similar information and property independently, which may infringe upon our proprietary rights. We may not be able to detect infringement and may lose competitive position in the market before we do so, including situations which may damage our ability to succeed in licensing negotiations or legal proceedings such as patent infringement cases we may bring. In addition, competitors may design around our technologies or develop competing technologies. Intellectual property protection may also be unavailable or limited in some foreign countries.

If we are forced to resort to legal proceedings to enforce our intellectual property rights, the proceedings could be burdensome and expensive. In addition, our proprietary rights could be at risk if we are unsuccessful in, or cannot afford to pursue, those proceedings. We will also rely on trade secrets and contract law to protect some of our proprietary technology. We will enter into confidentiality and invention agreements with inventors, employees and consultants and common interest agreements with parties associated with our litigation efforts. Nevertheless, these agreements may not be honored and they may not effectively protect our right to our privileged, confidential or proprietary information or our patented or un-patented trade secrets and know-how. Others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets and know-how.

We face evolving regulation of corporate governance and public disclosure that may result in additional expenses and continuing uncertainty.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, SEC regulations and NASDAQ Stock Market LLC rules are creating uncertainty for public companies. We are presently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional costs we may incur or the timing of these costs. For example, compliance with the internal control requirements of Section 404 of the Sarbanes-Oxley Act has to date required the commitment of significant resources to document and test the adequacy of our internal control over financial reporting. These new or changed laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, we intend to invest the resources necessary to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies, due to ambiguities related to practice or otherwise, regulatory authorities may initiate legal proceedings against us, which could be costly and time-consuming, and our reputation and business may be harmed.

If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud and our business may be harmed and our stock price may be adversely impacted.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and to effectively prevent fraud. Any inability to provide reliable financial reports or to prevent fraud could harm our business. The Sarbanes-Oxley Act of 2002 requires management to evaluate and assess the effectiveness of our internal control over financial reporting. In order to continue to comply with the requirements of the Sarbanes-Oxley Act, we are required to continuously evaluate and, where appropriate, enhance our policies, procedures and internal controls.  If we fail to maintain the adequacy of our internal controls over financial reporting, we could be subject to litigation or regulatory scrutiny and investors could lose confidence in the accuracy and completeness of our financial reports.  We cannot assure you that in the future we will be able to fully comply with the requirements of the Sarbanes-Oxley Act or that management will conclude that our internal control over financial reporting is effective.  If we fail to fully comply with the requirements of the Sarbanes-Oxley Act, our business may be harmed and our stock price may decline.

Our assessment, testing and evaluation of the design and operating effectiveness of our internal control over financial reporting resulted in our conclusion that, as of December 31, 2012, our internal control over financial reporting was not effective, as a result of the reclassification from equity to liability of warrants issued between November 2009 and February 2012. Similarly, we concluded that our internal control over financial reporting was not effective as of September 30, 2013, due to the Company’s lack of segregation of duties, and difficulty in applying complex accounting principles, including fair value of derivatives, options and warrants as well as stock based compensation accounting. We can provide no assurance as to conclusions of management with respect to the effectiveness of our internal control over financial reporting in the future

If we make acquisitions, it could divert management’s attention, cause ownership dilution to our shareholders and be difficult to integrate.

Following our acquisition of North South in September 2013, we have grown rapidly and we expect to continue to evaluate and consider future acquisitions. Acquisitions generally involve significant risks, including difficulties in the assimilation of the assets, services and technologies we acquire or industry overlay on which the patent assets read, diversion of management's attention from other business concerns, overvaluation of the acquired assets, and the acceptance of the acquired assets and/or claims.  Acquisitions may not be successful, which can have a number of adverse effects upon us including adverse financial effects and may seriously disrupt our management’s time. The integration of acquired assets may place a significant burden on management and our internal resources. The diversion of management attention and any difficulties encountered in the integration process could harm our business.

 If we fail to manage our existing assets and patent inventory and third party relationships (such as attorneys and experts) effectively, our revenue and profits could decline and should we fail to acquire additional revenues from license fees, our growth could be impeded.

Our success depends in part on our ability to manage our existing portfolios of patent assets and manage our third party data relationships necessary to monetize our assets effectively.  Our attorneys and experts are not bound by long-term contracts that ensure us a consistent access to expertise necessary to enforce our patents, which is crucial to our ability to generate license revenues and prosecute infringers.  In addition, attorneys and experts can change the cost of the services they provide, such as contingent fees that we are required to pay, and our arrangements often required an increasing percentage of recoveries to be devoted to attorney's fees depending on the length of time or stage of the case prior to settlement or recovery, reducing the residual amount available to us following conclusion of a case.  If an attorney, seller, inventor or expert decides not to provide needed assistance in connection with a case, or provides assistance to prospective licensees or defendants, we may not be able to timely replace this expertise with that from other sources or prevent such assistance to others from damaging our claims and prospects for recovery or licensing thus resulting in potentially lost cases, opportunities, or revenues and potentially diminishing the value of our patent assets.  The ability to utilize attorneys, sellers’ personnel, inventors or experts will depend on various factors, some of which are beyond our control.

Risks Related to Ownership of Our Common Stock.

The price of our common stock has been highly volatile due to several factors that will continue to affect the price of our stock.

Our common stock has traded as low as $4.07 and as high as $218.00 between January 1, 2011 and December 31, 2013 (on a split-adjusted basis). The reason for the volatility in our stock is not well understood and may continue.  Some of the factors we believe that have contributed to our common stock volatility include:

• termination of drug development efforts and Phase III clinical studies for our prior business;
• entry into new business ventures;
• asset acquisitions of dispositions;
• commencement of patent litigation;
• licensing, enforcement and settlement activities;
• small amounts of our stock available for trading, expiration of any lockup agreements and terms of any leak-out rights with respect thereto;
• obligations to and filing of registration statements registering the sale of new or outstanding shares of our common stock;
• options and derivatives availability or unavailability;
• short selling;
• small public float of our outstanding common stock;
• expiration of Rule 144 holding periods with respect to our outstanding common stock;
• fluctuations in our operating results;
• changes in the capital markets and ability for the Company to raise capital;
• legal developments and public awareness with respect to patents and the business engaged in by NPE’s generally, and by the Company;
• general economic conditions; and
• legal and regulatory environment.

Our common stock may be delisted from The NASDAQ Capital Market if we fail to comply with continued listing standards.

Our common stock is currently traded on The NASDAQ Capital Market under the symbol “SPEX.”  If we fail to meet any of the continued listing standards of The NASDAQ Capital Market, our common stock could be delisted from The NASDAQ Capital Market.  These continued listing standards include specifically enumerated criteria, such as:

●	a $1.00 minimum closing bid price;
●	stockholders’ equity of $2.5 million;
●	500,000 shares of publicly-held common stock with a market value of at least $1 million;
●	300 round-lot stockholders; and
●	compliance with NASDAQ’s corporate governance requirements, as well as additional or more stringent criteria that may be applied in the exercise of NASDAQ’s discretionary authority.

Prior to our entering into our new line of business, we had several instances of NASDAQ deficiencies.

On April 20, 2012, the Company received a deficiency notice from NASDAQ regarding the bid price of our common stock. Following a 1 for 20 reverse stock split, on October 8, 2012, NASDAQ provided confirmation to us that we regained compliance with Marketplace Rule 5550(a)(2) since the closing bid price of its common stock had traded at $1.00 per share or greater for at least ten (10) consecutive business days. This was the second time the Company employed a reverse stock split to avoid NASDAQ delisting.

On September 25, 2012, the Company received written notification from NASDAQ advising that the minimum number of publicly held shares of our common stock had fallen below the minimum 500,000 shares required for continued listing on the NASDAQ Capital Market pursuant to NASDAQ Rule 5550(a)(4). As a result of our November 2012 private placement transaction, the Company was advised by NASDAQ that it regained compliance with Rule 5550(a)(4).

On December 31, 2012, our total stockholders’ equity was $854,000, and was below the $2.5 million listing standard required by NASDAQ.  In March 2013, we exchanged warrants issued in November 2012 for Series C Preferred Stock, effectively increasing total stockholders’ equity to approximately $2.7 million.

If we fail to comply with NASDAQ’s continued listing standards, we may be delisted and our common stock will trade, if at all, only on the over-the-counter market, such as the OTC Bulletin Board or OTCQX market, and then only if one or more registered broker-dealer market makers comply with quotation requirements.  In addition, delisting of our common stock could depress our stock price, substantially limit liquidity of our common stock and materially adversely affect our ability to raise capital on terms acceptable to us, or at all.

We could fail in future financing efforts or be delisted from NASDAQ if we fail to receive stockholder approval when needed.

We are required under the NASDAQ rules to obtain stockholder approval for any issuance of additional equity securities that would comprise more than 20% of the total shares of our common stock outstanding before the issuance of such securities sold at a discount to the greater of book or market value in an offering that is not deemed to be a “public offering” by NASDAQ.  Funding of our operations and acquisitions of assets may require issuance of additional equity securities that would comprise more than 20% of the total shares of our common stock outstanding, but we might not be successful in obtaining the required stockholder approval for such an issuance.  If we are unable to obtain financing due to stockholder approval difficulties, such failure may have a material adverse effect on our ability to continue operations.

We issued $60 million of our securities at an issuance price of $8.35 per share of common stock (or 100% of the closing bid price on the date prior to issuance) for the Rockstar patents acquired December 31, 2013. We issued (i) 199,990 shares of common stock, (ii) 459,043 shares of Series H Convertible Preferred Stock, par value $0.0001 per share (the “Series H Preferred Stock”) and (iii) 119,760 shares of Series I Convertible Redeemable Preferred Stock, par value $0.0001 per share (the “Series I Preferred Stock” and, collectively with the shares of common stock and Series H Preferred Stock, the “RS Securities”).  The Series H Preferred Stock and the Series I Preferred Stock requires approval by our stockholders prior to conversion or voting in accordance with NASDAQ rules.  We are required to seek and obtain approval of the Rockstar transaction on or prior to March 31, 2014.  Although we obtained executed voting agreements from holders of over 50% of our outstanding voting capital in which such stockholders agreed to cast their votes “for” any matter that was submitted for stockholder approval required for approval of the Rockstar transaction, including issuance of the Series H Preferred Stock and the Series I Preferred Stock, if we are unable to obtain stockholder approval for whatever reason, or if we are unable to obtain such approval prior to March 31, 2014, our relationship with Rockstar will be damaged and we may not be able to continue to enjoy support from Rockstar in connection with our business and as a significant stockholder.

Our shares of common stock are thinly traded and, as a result, stockholders may be unable to sell at or near ask prices, or at all, if they need to sell shares to raise money or otherwise desire to liquidate their shares.

Our common stock has been “thinly-traded” meaning that the number of persons interested in purchasing our common stock at or near ask prices at any given time may be relatively small or non-existent.  This situation is attributable to a number of factors, including the fact that we are a small company that is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we become more seasoned and viable.  In addition, we believe that due to the limited number of shares of our common stock outstanding, an options market has not been established for our common stock, limiting the ability of market participants to hedge or otherwise undertake trading strategies available for larger companies with broader shareholder bases which prevents institutions and others from acquiring or trading in our securities.  Consequently, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price.  We cannot give stockholders any assurance that a broader or more active public trading market for our common shares will develop or be sustained, or that current trading levels will be sustained.

Dividends on our common stock are not likely.

We do not anticipate paying cash dividends on our common stock in the foreseeable future.  Investors must look solely to the potential for appreciation in the market price of the shares of our common stock to obtain a return on their investment.

Because of the Rights Agreement and “Anti-Takeover” provisions in our Certificate of Incorporation and Bylaws, a third party may be discouraged from making a takeover offer that could be beneficial to our stockholders.

Effective as of January 24, 2013, we adopted a new shareholder rights plan. The effect of this rights plan and of certain provisions of our Certificate of Incorporation, By-Laws, and the anti-takeover provisions of the Delaware General Corporation Law, could delay or prevent a third party from acquiring us or replacing members of our Board of Directors, or make more costly any attempt to acquire control of the Company, even if the acquisition or the Board designees would be beneficial to our stockholders. These factors could also reduce the price that certain investors might be willing to pay for shares of the common stock and result in the market price being lower than it would be without these provisions.

In addition, defendants in actions seeking to enforce our patents may seek to influence our Board of Directors and stockholders by acquiring positions in the Company to force consideration of settlement or licensing proposals that may be less desirable than other outcomes such as litigation with respect to our monetization or patent enforcement activities.  The effect of such influences on our Company or our corporate governance could reduce the value of our monetization activities and have an adverse affect on the value of our assets. The effect of Anti-Takeover provisions could impact the ability of prospective defendants to obtain influence in the Company or representation on the Board of Directors or acquire a significant ownership position and such result may have an adverse effect on the Company and the value of its securities.

If we cannot manage our growth effectively, we may not establish or maintain profitability.

Businesses which grow rapidly often have difficulty managing their growth. If our business continues to grow as rapidly as it has since September 2013 and as we anticipate, we will need to expand our management by recruiting and employing experienced executives and key employees capable of providing the necessary support.

We cannot assure you that our management will be able to manage our growth effectively or successfully. Our failure to meet these challenges could cause us to continue to lose money, which will reduce our stock price.

It may be difficult to predict our financial performance because our quarterly operating results may fluctuate.

Our revenues, operating results and valuations of certain assets and liabilities may vary significantly from quarter to quarter due to a variety of factors, many of which are beyond our control. You should not rely on period-to-period comparisons of our results of operations as an indication of our future performance. Our results of operations may fall below the expectations of market analysts and our own forecasts.  If this happens, the market price of our common stock may fall significantly. The factors that may affect our quarterly operating results include the following:

●	fluctuations in results of our enforcement and licensing activities or outcome of cases;
●	fluctuations in duration of judicial processes and time to completion of cases;;
●	the timing and amount of expenses incurred to negotiate with licensees and obtain settlements from infringers;
●	the impact of our anticipated need for personnel and expected substantial increase in headcount;
●
fluctuations in the receptiveness of courts and juries to significant damages awards in patent infringement cases and speed to trial in the jurisdictions in which our cases may be brought and the accepted royalty rates attributable to damages analysis for patent cases generally, including the royalty rates for industry standard patents which we may own or acquire;

●	worsening economic conditions which cause revenues or profits attributable to infringer sales of products or services to decline;
●	changes in the regulatory environment, including regulation of NPE activities or patenting practices , that may negatively impact our or infringers practices;
●
the timing and amount of expenses associated with litigation, regulatory investigations or restructuring activities, including settlement costs and regulatory penalties assessed related to government enforcement actions;

●	Any changes we make in our Critical Accounting Estimates described in the Management’s Discussion and Analysis of Financial Condition and Results of Operations sections of our periodic reports;
●
the adoption of new accounting pronouncements, or new interpretations of existing accounting pronouncements, that impact the manner in which we account for, measure or disclose our results of operations, financial position or other financial measures; and

●	costs related to acquisitions of technologies or businesses.

If we fail to retain our key personnel, we may not be able to achieve our anticipated level of growth and our business could suffer.

Our future depends, in part, on our ability to attract and retain key personnel and the continued contributions of our executive officers, each of whom may be difficult to replace. In particular, Anthony Hayes, our Chief Executive Officer, is important to the management of our business and operations and the development of our strategic direction. The loss of the services of any such individual and the process to replace any key personnel would involve significant time and expense and may significantly delay or prevent the achievement of our business objectives.

Our two largest shareholders can exert significant control over our business and affairs and may have actual or potential interests that may depart from those of our other shareholders.

Our two largest outside stockholders, Rockstar and Hudson Bay, own a substantial percentage of our outstanding voting capital.  The interests of such persons may differ from the interests of other stockholders. As an example, during the 2013 Annual Meeting of Stockholders, Rockstar abstained from certain proposals supported by management for adoption.  There can be no assurance that Rockstar or other significant stockholders will, in future matters submitted for stockholder approval, vote in favor of such matter, even if such matters are recommended for approval by management or are in the best interest of stockholders, generally. As a result, in addition to their positions with us, such persons will have the ability to vote their significant holdings in favor of proposals presented to our stockholders for approval, including proposals to:

●	elect or defeat the election of our directors;
●	amend or prevent amendment of our certificate of incorporation or bylaws;
●	effect or prevent a merger, sale of assets or other corporate transaction; and
●	control the outcome of any other matter submitted to the shareholders for vote.

In addition, such holder's stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce our stock price or prevent our stockholders from realizing a premium over our stock price.  Rockstar or such other significant stockholders could also utilize their significant ownership interest to seek to influence management and decisions of the Company.

Because an increasing amount of our outstanding shares may become freely tradable, sales of these shares could cause the market price of our common stock to drop significantly, even if our business is performing well.

As of the date of this Prospectus Supplement, we had outstanding 4,666,690 shares of common stock, of which our directors and executive officers own 49,326 shares which are subject to the limitations of Rule 144 under the Securities Act. Additionally, approximately 15,000,003 shares of common stock (including shares of common stock underlying our outstanding shares of Series D Convertible Preferred Stock and Series D-1 Convertible Preferred Stock), may become eligible for sale under Rule 144 after March 10, 2014.  However, shares of Series D Convertible Preferred Stock and Series D-1 Convertible Preferred Stock contain limitations on conversion related to the holder’s beneficial ownership and the shares of Series D Convertible Preferred Stock contain limitations on conversion tied to the trading volume of the Company’s common stock, which may have the effect of limiting the conversion and sale of such shares.

In general, Rule 144 provides that any non-affiliate of ours, who has held restricted common stock for at least six-months, is entitled to sell their restricted stock freely, provided that we are then current in our filings with the SEC.

An affiliate of the Company may sell after six months with the following restrictions:

●	we are current in our filings,
●	certain manner of sale provisions,
●	filing of Form 144, and
●
volume limitations limiting the sale of shares within any three-month period to a number of shares that does not exceed the greater of 1% of the total number of outstanding shares or, the average weekly trading volume during the four calendar weeks preceding the filing of a notice of sale.

Because almost all of our outstanding shares are freely tradable (subject to certain restrictions imposed by lockup agreements executed by the holders thereof) and the shares held by our affiliates may be freely sold (subject to the Rule 144 limitations), sales of these shares could cause the market price of our common stock to drop significantly, even if our business is performing well.